Exhibit 99.1

Recon Technology Receives Nasdaq Delisting Determination; Submits Appeal

BEIJING, April 29, 2024 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON) (“Recon” or the “Company”) announced today that on April 23, 2024, it has received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market because the Company currently fails to satisfy the requirement that the closing bid price of its securities remain at $1.00 or higher as required by Nasdaq Listing Rule 5810(c)(3)(A) (the “Minimum Bid Price Rule”). The Company had received a period of 180 calendar days and a second period of an additional 180 calendar days to return to compliance with the Minimum Bid Price Rule, which compliance period expired on April 22, 2024. As of April 22, 2024, the Company did not regain compliance with Listing Rule 5550(a)(2) which was triggered since the bid price of the Company’s listed securities had closed at less than $1.00 per share over the previous 30 consecutive business days.

Pursuant to the Letter, unless the Company requests an appeal of the Letter, trading of the Company’s ordinary shares will be suspended at the opening of business on May 2, 2024, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on the Nasdaq Stock Market.

The Company has already appealed the Staff’s determination to a Hearings Panel (the “Panel”), and separately the Company expects the recently approved consolidation of its Class A ordinary shares will take effect on May 1, 2024. The Company’s hearing request submission will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

About Recon Technology, Ltd.

Recon Technology, Ltd (NASDAQ: RCON) is the People’s Republic of China’s first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China’s largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation (“CNPC”), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes “forward-looking statements” within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “scheduled,” “may,” “will,” “could,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” or “will likely result,” and similar expressions that concern Recon’s strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statements are derived from Recon’s operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Recon’s most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

For more information, please contact:

The Company

Ms. Liu Jia

Chief Financial Officer

Recon Technology, Ltd

Phone: +86 (10) 8494-5799

Email: info@recon.cn